November 22, 2011

RE:	Furmanite Corporation Form 10-K for Fiscal Year ended December 31, 2010 Form 10-Q for Fiscal Quarter ended September 30, 2011 File No. 1-5083

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

Attention:	Mr. Rufus Decker Accounting Branch Chief

Dear Ladies and Gentlemen:

Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and the Form 10-Q for the period ended September 30, 2011 (the “10-Q”) by letter dated November 8, 2011 (the “Comments”).

The following numbered paragraphs are a duplication of the Staff’s comments for your convenience, followed by the Company’s responses to those comments.

Form 10-Q for Period ended September 30, 2011

Financial Statements

Notes to the Financial Statements

Note 12. Business Segment Data and Geographical Information, page 17

1. We note your response to prior comment two. You present one column which is labeled as reconciling items, including corporate. Please separate this column into two columns in future filings. The first column should only include amounts related to eliminations or reversal of transactions between reportable segments. The second column should only reflect corporate amounts. Refer to ASC 280-10-50-31. Please also discuss the business reasons for fluctuations in these amounts in MD&A in future filings subsequent to your discussion of results of operations by segment. Please show us in your supplemental response what the revisions will look like.

Response:

The Staff’s comments are noted. ASC 280-10-50-31 requires that all significant reconciling items be separately identified and described. The illustrative examples provided in ASC 280-10-55-48 and ASC 280-10-55-49 separately identify and describe significant reconciling items without requiring additional columns in the segment table. The Company has presented all significant reconciling items in a single column in the segment table and separately identified and described each significant reconciling item in a footnote to the segment table. As there are only two types of reconciling items applicable to the Company’s reconciliation, the current presentation clearly disaggregates the reconciling items by financial statement line item. The Company proposes to change the heading of the reconciling column to “Reconciling Items” (removing the words “including corporate”), to avoid any confusion in what the column represents. The Company also discussed business reasons for significant fluctuations in the “Reconciling Items” amounts in MD&A and will continue to do so in future filings. In its most recent filing, the Company explained the decrease in corporate overhead costs for the nine month period ended September 30,

2011, which primarily related to the costs associated with the retirement of the Company’s former Chairman and Chief Executive Officer in the prior year, in the “Selling, General and Administrative” section of MD&A on page 24. Corporate overhead costs for the three month period ended September 30, 2011, and intersegment revenues for the three and nine month periods ended September 30, 2011 were deemed to be materially consistent with the same periods in the prior year, and therefore required no additional explanation.

The Company proposes to include the following additional disclosure to “Note 12. Business Segment Data and Geographical Information” of future interim filings and the equivalent note of annual filings (note that the proposed changes are indicated by underline and/or ~~strikethrough~~):

12. Business Segment Data and Geographical Information

An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. During the third quarter of 2011, the Company expanded the number of segments as a result of enhancements in the level of financial information provided to its chief operating decision maker. The prior period information conforms to the current year presentation. For financial reporting purposes, the Company operates in three segments which comprise the Company’s three geographical areas: the Americas, EMEA and Asia-Pacific.

The Company provides specialized technical services to an international client base that includes petroleum refineries, chemical plants, pipelines, offshore drilling and production platforms, steel mills, food and beverage processing facilities, power generation, and other flow-process industries.

The Company evaluates performance based on the operating income (loss) from each segment which excludes interest income and other income (expense), interest expense, and income tax expense (benefit). The accounting policies of the reportable segments are the same as those described in Note 1. Intersegment revenues are recorded at cost plus a profit margin. All transactions and balances between segments are eliminated in consolidation.

The following is a summary of the financial information of the Company’s reportable segments as of and for the three and nine months ended September 30, 2011 and 2010 reconciled to the amounts reported in the consolidated financial statements (in thousands):

	Americas [3]	EMEA [3]	Asia-Pacific [3]	Reconciling Items~~, Including Corporate~~ [1]	Consolidated Total
Three months ended September 30, 2011:
Revenues from external customers[2]	$34,858	$31,627	$11,845	$—	$78,330
Intersegment revenues	325	1,505	175	(2,005)	—
Operating income (loss)	2,100	3,959	2,646	(3,183)	5,522

Three months ended September 30, 2010:
Revenues from external customers[2]	$27,408	$28,243	$11,284	$—	$66,935
Intersegment revenues	912	1,731	44	(2,687)	—
Operating income (loss)	2,080	970	2,748	(3,092)	2,706

Nine months ended September 30, 2011:
Revenues from external customers[2]	$116,028	$88,566	$29,799	$—	$234,393
Intersegment revenues	2,684	4,206	264	(7,154)	—
Operating income (loss)	14,148	8,041	4,119	(10,354)	15,954

Nine months ended September 30, 2010:
Revenues from external customers[2]	$96,525	$82,350	$32,008	$—	$210,883
Intersegment revenues	2,127	5,972	200	(8,299)	—
Operating income (loss)	10,310	1,936	7,971	(11,524)	8,693

[1]

Intersegment revenue amounts in Reconciling Items~~, Including Corporate~~ relate to eliminations or reversals of transactions between reportable segments. Operating income (loss) in Reconciling Items~~, Including Corporate~~ represents certain corporate overhead costs not allocated to reportable segments.

[2]

Included in the Americas are domestic revenues of $33.9 million and $27.2 million for the three months ended September 30, 2011 and 2010, respectively, and $109.9 million and $95.4 million for the nine months ended September 30, 2011 and 2010, respectively.

[3]

Goodwill in the Americas at September 30, 2011 and December 31, 2010 totaled $6.1 million and $4.9 million, respectively. Goodwill in EMEA and Asia-Pacific totaled $6.6 million and $1.6 million, respectively, at each of September 30, 2011 and December 31, 2010.

The following geographical area information includes total long-lived assets (which consist of all non-current assets, other than goodwill, indefinite-lived intangible assets and deferred tax assets) based on physical location (in thousands):

	September 30, 2011	December 31, 2010
Americas	$21,104	$17,311
EMEA	11,328	12,092
Asia-Pacific	6,475	3,493

	$38,907	$32,896

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972) 699-6130.

Very truly yours,

/s/ Robert S. Muff
Robert S. Muff
Principal Financial and Accounting Officer

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